March 27, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention: Scott Stringer

Re:	Artelo Biosciences, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2019
Filed on November 25, 2019
File No. 1-38951

Dear Mr. Stringer,

Artelo Biosciences, Inc. (the “Company”), is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 23, 2020 and relating to the Company’s Form 10-K filed with the Commission on November 25, 2019 (the “10-K”).

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the 10-K.

Form 10-K for the Fiscal Year Ended August 31, 2019

Consolidated Notes to Financial Statements, page 54

1.	Please provide us with a reconciliation of the numerator and denominator of the diluted loss per-share computation for the most recent year presented. In addition, provide a reconciliation of the numerator and the denominator of the basic and diluted loss per-share computation in the notes to financial statements in future filings. Please refer to ASC 260-10-50-1.

Please see the below basic loss per common share and diluted loss per common share below, per filed 10-K (Income Statement, pg.51):

Basic Loss per Common Share	$(1.00)	$(1.84)
Diluted Loss per Common Share	$(1.46)	$(1.84)

Basic Weighted Average Common Shares Outstanding	2,172,465	1,277,527
Diluted Weighted Average Common Shares Outstanding	2,172,465	1,277,527

888 Prospect Street #210	29 Fitzwilliam Street Upper
La Jolla, CA 92037 USA	Dublin 2, Ireland

Supporting Reconciliation:

Although the denominator was not changed in the Diluted Loss per Common Share, the numerator had an increase in loss due to a change in the fair value of the Company’s derivative liabilities.

Weighted average common shares outstanding: Pursuant to ASC 260-10-45-25 “Options and warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants (they are in the money). Previously reported EPS data shall not be retroactively adjusted as a result of changes in market prices of common stock.”

A fully diluted share would have excluded all options and warrants since the Company’s average share trading price during the year ended August 31, 2019 was less than the exercise price of all options and warrants.

Diluted loss: The diluted loss of ($1.46) was based on the net loss for the year adjusted for the gain from the change in fair value of derivative liabilities, in accordance with ASC 260-10.

Net loss	(2,172,176)	(2,343,491)
Change in fair value of derivative liabilities	(1,006,099)	-
Adjusted net loss	(3,178,275)	(2,343,491)

Basic Loss per Common Share	$(1.00)	$(1.83)
Diluted Loss per Common Share	$(1.46)	$(1.83)

Basic and diluted Weighted Average Common Shares Outstanding	2,172,465	1,277,527

The Company plans to provide a reconciliation of the numerator and the denominator of the basic and diluted loss per-share computation, including a table substantially similar to the table immediately above when there is a change in the Company’s net loss, in the notes to financial statements in future filings.

Please let me know if you have any further questions.

Sincerely,

Artelo Biosciences, Inc.

/s/ Gregory D. Gorgas

Gregory D. Gorgas

President and Chief Executive Officer

888 Prospect Street #210	29 Fitzwilliam Street Upper
La Jolla, CA 92037 USA	Dublin 2, Ireland